# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LanzaTech Global, Inc., CIK 0001843724
CUSIP: 51655R200
Title of class of securities: Common Stock, par value $0.0000001 per share ("Common Stock")
Address of issuer's principal executive offices: 8045 LAMON AVENUE, SUITE 400, SKOKIE, Illinois (IL), 60077
Date of event which requires filing of this statement: 01/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002142703

## Reporting persons
- K ONE W ONE (NO 3) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,191,877; sole dispositive power 0; shared dispositive power 1,191,877; aggregate amount beneficially owned 1,191,877 (9.1% of the class)
- K ONE W ONE (NO 2) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); sole voting power 0; shared voting power 23,651; sole dispositive power 0; shared dispositive power 23,651; aggregate amount beneficially owned 23,651 (0.2% of the class)
- TINDALL STEPHEN ROBERT: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,215,528; sole dispositive power 0; shared dispositive power 1,215,528; aggregate amount beneficially owned 1,215,528 (9.3% of the class)

## Item 1. Issuer
Name of issuer: LanzaTech Global, Inc.
Address of issuer's principal executive offices: 8045 LAMON AVENUE, SUITE 400, SKOKIE, ILLINOIS, 60077.

## Item 2. Person Filing
Name of person filing:
(i) K ONE W ONE (NO 2) Ltd ("K One No 2")
(ii) K ONE W ONE (NO 3) Ltd ("K One No 3")
(iii) Sir Stephen Robert Tindall ("Sir Stephen")

This Schedule 13G is being filed jointly by K ONE W ONE (NO 2) LIMITED, a New Zealand limited liability company ("K One No 2"), K ONE W ONE (NO 3) LIMITED, a New Zealand limited liability company ("K One No 3"), and Sir Stephen Robert Tindall ("Sir Stephen", and together with K One No 2 and K One No 3, the "Reporting Persons").

K One No 2 directly beneficially owns 23,651 shares of Common Stock. K One No 3 directly beneficially owns 1,191,877 shares of Common Stock. Sir Stephen directly owns 90% of the outstanding equity interests in each of K One No 2 and K One No 3 and controls the holder of the remaining 10% of the outstanding equity interests in each entity. Accordingly, Sir Stephen may be deemed to beneficially own the aggregate 1,215,528 shares held by K One No 2 and K One No 3.

The Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purpose.
Address of principal business office or, if none, residence:
The principal business address for K One No 2 is Level 4, 4 Graham Street, Auckland 1010, New Zealand.

The principal business address for K One No 3 is Level 4, 4 Graham Street, Auckland 1010, New Zealand.

The principal business address for Sir Stephen is c/o K One W One (No 3) Ltd, Level 4, 4 Graham Street, Auckland 1010, New Zealand.
Citizenship: K One No 2 is a New Zealand limited liability company. K One No 3 is a New Zealand limited liability company. Sir Stephen is a citizen of New Zealand.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of July 23, 2026, K One No 2 directly beneficially owns 23,651 Shares. As of July 23, 2026, K One No 3 directly beneficially owns 1,191,877 Shares. As of July 23, 2026, Sir Stephen may be deemed the beneficial owner of 1,215,528 Shares. This amount consists of 23,651 Shares held by K One No 2 and 1,191,877 Shares held by K One No 3.
Percent of class:
As of July 23, 2026, K One No 2 directly beneficially owns approximately 0.2% of Shares outstanding. As of July 23, 2026, K One No 3 directly beneficially owns approximately 9.1% of Shares outstanding. As of July 23, 2026 Sir Stephen may be deemed the beneficial owner of approximately 9.3% of Shares outstanding.

The percentages reported herein are based on 13,089,163 shares of Common Stock outstanding after giving effect to the Issuer's offering, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission on May 18, 2026.
Sole power to vote or to direct the vote:
K One No 2: 0
K One No 3: 0
Sir Stephen: 0
Shared power to vote or to direct the vote:
K One No 2: 23,651
K One No 3: 1,191,877
Sir Stephen: 1,215,528
Sole power to dispose or to direct the disposition:
K One No 2: 0
K One No 3: 0
Sir Stephen: 0
Shared power to dispose or to direct the disposition:
K One No 2: 23,651
K One No 3: 1,191,877
Sir Stephen: 1,215,528

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney
Exhibit 24.2 Power of Attorney
Exhibit 24.3 Power of Attorney
Exhibit 99.1 Joint Filing Agreement

## Signatures
- K ONE W ONE (NO 3) Ltd: /s/ Ryan Scott Replogle, Ryan Replogle / Attorney-in-Fact for K One W One (No 3) Ltd (07/23/2026)
- K ONE W ONE (NO 2) Ltd: /s/ Ryan Scott Replogle, Ryan Replogle / Attorney-in-Fact for K One W One (No 2) Ltd (07/23/2026)
- TINDALL STEPHEN ROBERT: /s/ Ryan Scott Replogle, Ryan Replogle / Attorney-in-Fact for Sir Stephen Robert Tindall (07/23/2026)